Exhibit 15(a)(l)(v)

•	Ernst & Young LLP •	Phone: (703) 747-1000
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McLean, VA 22102

Report of Independent Accountants

Management

CRIIMI MAE Services Limited Partnership and Subsidiaries

We have examined management’s assertion, included in the accompanying report titled Report of Management, that CRIIMI MAE Services Limited Partnership and Subsidiaries (the Partnership) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation for Mortgage Bankers (USAP) (except,, for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and VI.1., which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing) during the year ended December 31, 2003. Management is responsible for the Partnership’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertions about the Partnership’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Partnership’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Partnership’s compliance with specified requirements.

In our opinion, management’s assertion that the Partnership complied with the aforementioned requirements during the year ended December 31, 2003, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and  the investors of the Partnership’s servicing portfolio and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

February 20, 2004

A Member Practice of Ernst & Young Global

Report of Management

We, as members of management of CRIIMI MAE Services Limited Partnership and Subsidiaries (the Partnership), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP) (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and VI.1., which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing).  We are also responsible for establishing and maintaining effective internal control over compliance with these standards.  We have performed an evaluation of the Partnership’s compliance with the minimum servicing standards as set forth in the USAP as of December 31, 2003 and for the year then ended.  Based on this evaluation, we assert that during the year ended December 31, 2003, the Partnership complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for the year ended December 31, 2003, the Partnership had in effect a fidelity bond policy in the aggregate amount of $10 million and an errors and omissions policy in the aggregate amount of $20 million.

/s/ Barry Blattman
Barry Blattman
Chairman of the Board
Chief Executive Officer

/s/ Cynthia O. Azzara
Cynthia O. Azzara
Executive Vice President
Chief Financial Officer

/s/ Stephen Abelman
Stephen Abelman
Executive Vice President
Asset Management

/s/ Eugene J. Bredow
Eugene J. Bredow
Vice President
Corporate Controller

February 20,2004